DAVIS POLK & WARDWELL
450 LEXINGTON AVENUE NEW YORK, N.Y. 10017 212 450 4000 FAX 212 450 3800	Menlo Park Washington, D.C. London Paris Frankfurt Madrid Tokyo Beijing Hong Kong

May 29, 2007

Mr. John Reynolds
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, North East
Mail Stop 3561
Washington, D.C. 20549

Re:	GSC Acquisition Company Registration Statement on Form S-1 Amendment 3 Filed April 17, 2007 File No. 333-138832

Dear Mr. Reynolds:

We are filing herewith Pre-Effective Amendment No. 4 ( “Amendment No. 4”) to the Registration Statement on Form S-1 for GSC Acquisition Company (the “Company”).  We are writing this letter to respond to the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 16, 2007 (“the Comment Letter”) with respect to Amendment No. 3 (“Amendment No. 3”) to the Registration Statement (the “Registration Statement”) filed by the Company on April 17, 2007.  For your convenience, we have reproduced the Staff’s comment preceding each response.  Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Please find enclosed three unmarked copies of Amendment No. 4 as well as three copies marked to show changes from Amendment No. 3.  The changes reflected in Amendment No. 4 include those made in response to the comments of the Staff in the Comment Letter and other changes that are intended to update, clarify and render the information complete.  All page references in this letter are to the unmarked version of Amendment No. 4 enclosed herewith.

General

1.
We reissue comment one from our letter of April 4, 2007. We encourage you to file all exhibits with your next amendment, including the legality opinion. The review of these documents must be completed before the registration statement is declared effective, and we may have additional comments.

We note the Staff’s comment and have filed all remaining exhibits including the legality opinion.

Summary, page 1

2.
The right of first refusal only exempts companies in which GSC Group or its affiliates have an equity interest. This is inconsistent with the disclosure that the company will not enter into a business combination with “any entity in which any of our officers, directors, GSC Group or its affiliates has a financial interest. Please reconcile.

In response to the Staff’s comment, we have revised the Registration Statement to provide that the right of first review will not include any entity in which any of the Company’s officers, directors or GSC Group or its affiliates has a financial interest.  Please see, for example, page 3.

3.
We reissue comment three from our letter of April 4, 2007. We continue to note the disclosure that management has received several unsolicited inquiries. Please disclose the nature of these unsolicited inquiries. Clarify all communications that occurred as a result of these unsolicited inquiries.

Because of the nature of GSC Group’s business, executives associated with GSC Group, including Messrs. Eckert, Frank and Kaufman, occasionally receive unsolicited inquiries that identify companies that are potentially for sale.  Management of the Company has not and will not respond to any such inquiries, nor will it pursue any potential targets that such unsolicited inquiries have identified prior to the completion of the IPO.  As discussed with the Staff, other than such inquiries, management has not received any inquiries regarding potential target businesses.  We have revised the Registration Statement to clarify this point.  Please see, for example, pages 18 and 54.

4.
We reissue comment eight from our letter of April 4, 2007. Please clarify any specific requirements for conversion that may make it more difficult for shareholders to convert, such as a requirement to tender shares prior to voting on the transaction. Given the representations made to investors in the Form S-1 as to the protections afforded by the conversion process, limitations such as the procedure to tender shares prior to the vote, which may impact their ability to elect conversion or may incur additional expense associated with the process, should be clearly disclosed in the Form S-1. We may have further comment.

In response to the Staff’s comment, we have revised the Registration Statement to clarify that specific requirements for conversion may make it more difficult for shareholders to convert.  For example, the Company may require public shareholders to tender their certificates to our transfer agent prior to the shareholder meeting or to deliver their shares to the transfer agent electronically using the Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System.  The proxy solicitation materials that the Company will furnish to stockholders in connection with any proposed initial business combination will indicate whether the Company is requiring stockholders to satisfy such certification and delivery requirements.  If the Company elects to require physical delivery of share certificates, the Company would expect that stockholders would have to comply with several steps.  We have revised the Registration Statement to clarify the procedures that stockholders may be required to follow in order to tender their shares prior to a shareholder vote.  Please see, for example, pages 19 and 60.

5.	We reissue comment six from our letter of April 4, 2007. We continue to note promotional statements. Please revise the prospectus to remove these statements.

We have revised the Registration Statement in response to the Staff’s comment.  Please see, for example, pages 2, 47 and 50.

6.
We reissue comment 12 from our letter of April 4, 2007. It appears that the purchase of the 4 million warrants by the founding stockholder will be specified as a condition to completion of the offering in the Underwriting Agreement. As such, it is unclear how this is consistent with the disclosure that this is a firm commitment offering. We may have further comment.

As discussed with the Staff, we refer to our response to comment 12 from letter dated April 17, 2007.

7.
Given GSC Group's significant business experience with distressed companies, provide clear disclosure as to whether the company may or will focus on distressed companies. In light of the first refusal right, this may appear to make it more likely that the target business would be a distressed company. in addition, if you determine not to focus on distressed companies, discuss and explain the references to the significant experience of management and the “proven strategies” of GSC Group, how these factors will be relevant to this transaction. We may have further comment.

As discussed with the Staff, we have revised the Registration Statement to clarify that while the Company does not intend to pursue a business combination with a distressed company, the Company believes that it can benefit from GSC Group's experience in control distressed investing which involves buying control equity positions in companies through the purchase of distressed debt and the subsequent conversion of such interests to equity.  The Company believes that the skills needed to make a successful control distressed debt investment—due diligence, valuation, structuring, board participation, financial monitoring and management oversight—will assist the Company in its efforts to enter into an initial business combination.  Please see, for example, pages 2 and 47.

Risk Factors, page 19

8.
We reissue comment 14 from our letter of April 4, 2007. Provide a more detailed discussion of those claims that would not be covered by the indemnification that fall outside the vendor and target business definition. The terms “vendor” and .”target business” would not appear to cover all parties that the company has entered into a contract. Please clarify and provide a discussion of those transactions of a typical blank check company that would not fall within the indemnification requirements.

As discussed with the Staff, we have revised the Registration Statement to provide that the indemnification will also apply to claims by all third parties with which the Company has entered into a contract following consummation of the initial public offering.  Please see, for example, pages 21 and 62.

GSC Group Senior Management, page 51

9.
References to specific results of companies associated with management, such as references to “managing approximately $1.2 billion of assets,” “launched the approximately $550 million Managed High Yield Plus Fund, etc. do not appear relevant. Please remove this disclosure.

We have revised the Registration Statement in response to the Staff’s comment. Please see, for example, page 53.

Financial Statements

General

10.	Please provide a currently dated consent in any amendment and ensure the financial statements are updated as required by Rule 3-12(g) of Regulation S-X.

A currently dated consent of Ernst & Young is included in the exhibits to

Amendment No. 4, which also contains updated financial statements.

Notes to Financial Statements

General

11.
We reviewed your response to our prior comment 22. Considering your financial statements include the details of the proposed offering, the underwriting agreement must be signed prior to the consummation of the offering and your trust account will include a portion of the underwriting discounts, revise to disclose the terms and conditions of the underwriting agreement with Citi and/or any other underwriter.

As discussed with the Staff, we have revised footnote 3 to the financial statements in response to the Staff’s comment.  Please see page F-9.

We are grateful for you assistance in this matter.  Please do not hesitate to call me at 212-450-4135 with any questions you may have with respect to the foregoing.

Very truly yours,

/s/ Deanna Kirkpatrick

Deanna Kirkpatrick

cc w/o encl.:

Alfred C. Eckert III
GSC Acquisition Company

Ann Chamberlain, Esq.
Bingham McCutch